SCHEDULE 13D
CUSIP NO. 40274P109

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 4)*

                              GulfWest Energy Inc.
                                (Name of Issuer)

                Class A Common Stock, $0.001 Par Value Per Share
                         (Title of Class of Securities)

                                    40274P109
                                 (CUSIP Number)

                                    _________

        J. Virgil Waggoner                         OCM GW Holdings, LLC
6605 Cypresswood Drive, Suite 250            333 South Grand Avenue, 28th Floor
      Spring, Texas 77379                      Los Angeles California 90071
--------------------------------------------------------------------------------
                (Name, Address and Telephone Number of Person(s)
                Authorized to Receive Notices and Communications)

                                February 28, 2005
                      ------------------------------------
                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ] .

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         Continued on following page(s)
                               Page 1 of 17 Pages

CUSIP NO. 40274P109


======================================================================================================================
             NAME OF REPORTING PERSON
     1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     J. Virgil Waggoner
----------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a)[ ]
                                                                                                              (b)[X]
----------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     OO
----------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                                        [ ]
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
----------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     United States
----------------------------------------------------------------------------------------------------------------------
                    NUMBER OF                         7     SOLE VOTING POWER:  0 shares
                     SHARES
                                                   -------------------------------------------------------------------
                  BENEFICIALLY                        8     SHARED VOTING POWER: 16,725,943
                    OWNED BY
                      EACH
                    REPORTING
                                                   -------------------------------------------------------------------
                     PERSON                           9     SOLE DISPOSITIVE POWER:  0 shares
                      WITH
                                                   -------------------------------------------------------------------
                                                     10     SHARED DISPOSITIVE POWER: 16,725,943 shares
----------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             16,725,943 shares

----------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                                       [ ]
             EXCLUDES CERTAIN SHARES*
----------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     62.04% (1) (2)
----------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     IN
======================================================================================================================

 (1) Based upon 19,779,319 shares of Common Stock outstanding, in addition to 7,180,714 shares of Common Stock which may be received upon conversion of securities beneficially owned (or which may be deemed beneficially owned) by the reporting person (See Item 5).

(2) After the Termination Date (as defined below), the reporting person may be deemed to have sole voting and dispositive power with respect to 12,440,229 shares of Common Stock currently owned or issuable upon conversion of securities other than the Series H Convertible Preferred Stock.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 40274P109


======================================================================================================================
             NAME OF REPORTING PERSON
     1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     OCM GW Holdings, LLC
----------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a)[ ]
                                                                                                              (b)[X]
----------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     OO
----------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                                        [ ]
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
----------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
----------------------------------------------------------------------------------------------------------------------
                    NUMBER OF                         7     SOLE VOTING POWER:  0 shares
                     SHARES
                                                   -------------------------------------------------------------------
                  BENEFICIALLY                        8     SHARED VOTING POWER:  62,194,197 shares
                    OWNED BY
                      EACH
                    REPORTING
                                                   -------------------------------------------------------------------
                     PERSON                           9     SOLE DISPOSITIVE POWER:  0 shares
                      WITH
                                                   -------------------------------------------------------------------
                                                     10     SHARED DISPOSITIVE POWER: 62,194,197 shares
----------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             62,194,197 shares

----------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                                       [ ]
             EXCLUDES CERTAIN SHARES*
----------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     85.87% (1) (2)
----------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

             OO
======================================================================================================================

 (1) Based upon 19,779,319 shares of Common Stock outstanding, in addition to 52,648,968 shares of Common Stock which may be received upon conversion of securities beneficially owned (or which may be deemed beneficially owned) by the reporting person (See Item 5).

(2) Excluding  parties to the Omnibus and Release  Agreement (as defined in Item
6) and other agreements described herein but not Mr. Waggoner.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP NO. 40274P109



======================================================================================================================
             NAME OF REPORTING PERSON
     1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     OCM Principal Opportunities Fund III, L.P.
----------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a)[ ]
                                                                                                              (b)[X]
----------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     Not applicable
----------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                                        [ ]
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
----------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
----------------------------------------------------------------------------------------------------------------------
                    NUMBER OF                         7     SOLE VOTING POWER:   0 shares
                     SHARES
                                                   -------------------------------------------------------------------
                  BENEFICIALLY                        8     SHARED VOTING POWER:  62,194,197 shares
                    OWNED BY
                      EACH
                    REPORTING
                                                   -------------------------------------------------------------------
                     PERSON                           9     SOLE DISPOSITIVE POWER:  0 shares
                      WITH
                                                   -------------------------------------------------------------------
                                                     10     SHARED DISPOSITIVE POWER: 62,194,197 shares
----------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             62,194,197 shares

----------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                                       [ ]
             EXCLUDES CERTAIN SHARES*
----------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     85.87% (1) (2)
----------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     PN
======================================================================================================================


(1) Based upon 19,779,319 shares of Common Stock outstanding, in addition to 52,648,968 shares of Common Stock which may be received upon conversion of securities beneficially owned (or which may be deemed beneficially owned) by the reporting person (See Item 5).

(2) Excluding  parties to the Omnibus and Release  Agreement (as defined in Item
6) and other agreements described herein but not Mr. Waggoner.

CUSIP NO. 40274P109


======================================================================================================================
             NAME OF REPORTING PERSON
     1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     OCM Principal Opportunities Fund III GP, LLC
----------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a)[ ]
                                                                                                              (b)[X]
----------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     Not applicable
----------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                                        [ ]
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
----------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     Delaware
----------------------------------------------------------------------------------------------------------------------
                    NUMBER OF                         7     SOLE VOTING POWER:  0 shares
                     SHARES
                                                   -------- ----------------------------------------------------------
                                                   -------- ----------------------------------------------------------
                  BENEFICIALLY                        8     SHARED VOTING POWER: 62,194,197 shares
                    OWNED BY
                      EACH
                    REPORTING
                                                   -------- ----------------------------------------------------------
                                                   -------- ----------------------------------------------------------
                     PERSON                           9     SOLE DISPOSITIVE POWER: 0 shares
                      WITH
                                                   -------- ----------------------------------------------------------
                                                   -------- ----------------------------------------------------------
                                                     10     SHARED DISPOSITIVE POWER: 62,194,197 shares
----------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             62,194,197 shares

----------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                                       [ ]
             EXCLUDES CERTAIN SHARES*
----------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     85.87% (1) (2)
----------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     OO
======================================================================================================================

(1) Based upon 19,779,319 shares of Common Stock outstanding, in addition to 52,648,968 shares of Common Stock which may be received upon conversion of securities beneficially owned (or which may be deemed beneficially owned) by the reporting person (See Item 5).

(2) Excluding  parties to the Omnibus and Release  Agreement (as defined in Item
6) and other agreements described herein but not Mr. Waggoner.

CUSIP NO. 40274P109


======================================================================================================================
             NAME OF REPORTING PERSON
     1       S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                     Oaktree Capital Management, LLC
----------------------------------------------------------------------------------------------------------------------
     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                                                (a)[ ]
                                                                                                              (b)[X]
----------------------------------------------------------------------------------------------------------------------
     3       SEC USE ONLY
----------------------------------------------------------------------------------------------------------------------
     4       SOURCE OF FUNDS*

                     Not applicable
----------------------------------------------------------------------------------------------------------------------
     5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                                                        [ ]
             IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
----------------------------------------------------------------------------------------------------------------------
     6       CITIZENSHIP OR PLACE OF ORGANIZATION

                     California
----------------------------------------------------------------------------------------------------------------------
                    NUMBER OF                         7     SOLE VOTING POWER:  0 shares
                     SHARES
                                                   -------------------------------------------------------------------
                  BENEFICIALLY                        8     SHARED VOTING POWER:  62,194,197 shares
                    OWNED BY
                      EACH
                    REPORTING
                                                   -------------------------------------------------------------------
                     PERSON                           9     SOLE DISPOSITIVE POWER:  0 shares
                      WITH
                                                   -------------------------------------------------------------------
                                                     10     SHARED DISPOSITIVE POWER: 62,194,197shares
----------------------------------------------------------------------------------------------------------------------
    11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             62,194,197 shares

----------------------------------------------------------------------------------------------------------------------
    12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                                                       [ ]
             EXCLUDES CERTAIN SHARES*
----------------------------------------------------------------------------------------------------------------------
    13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                     85.87% (1) (2)
----------------------------------------------------------------------------------------------------------------------
    14       TYPE OF REPORTING PERSON*

                     IA; OO
======================================================================================================================

(1) Based upon 19,779,319 shares of Common Stock outstanding, in addition to 52,648,968 shares of Common Stock which may be received upon conversion of securities beneficially owned (or which may be deemed beneficially owned) by the reporting person (See Item 5).

(2) Excluding  parties to the Omnibus and Release  Agreement (as defined in Item
6) and other agreements described herein but not Mr. Waggoner.

CUSIP NO. 40274P109

Item 1.  Security and Issuer

         This statement relates to the Class A Common Stock, par value $.01 per share (the "Common Stock"), of GulfWest Energy Inc., a Texas corporation (the "Company"), which has its principal executive offices at 480 N. Sam Houston Parkway E., Suite 300, Houston, Texas 77060.

Item 2.  Identity and Background

         a. J. Virgil Waggoner

         J. Virgil Waggoner ("Waggoner") is a natural person whose principal business office of Waggoner is 6605 Cypresswood Drive, Suite 250, Spring, Texas 77379. Waggoner is a United States citizen. Waggoner is a director of the Company and is currently chief executive officer of JVW Investments, Ltd., a private company. Waggoner has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws, during the last 5 years.

         b. Oaktree Parties

         OCM GW Holdings, LLC ("Holdings"), a Delaware limited liability company, OCM Principal Opportunities Fund III, L.P., a Delaware limited partnership ("OCM Fund"), OCM Principal Opportunities Fund III GP, LLC ("OCM GP"), a Delaware limited liability company, and Oaktree Capital Management, LLC, a California limited liability company ("Oaktree" and, collectively with Holdings, OCM Fund and OCM GP, the "Oaktree Parties"; the Oaktree Parties and Waggoner are referred to collectively as the "Filing Parties"), each has its principal office at 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071. The principal business of Oaktree is to provide investment advice and management services to institutional and individual investors. OCM Fund generally invests in securities and obligations of other entities over which there is a potential for OCM Fund to exercise significant influence. OCM Fund is the managing member of Holdings. OCM GP is the general partner of OCM Fund. Oaktree is the managing member of OCM GP.

         None of the Oaktree Parties have been convicted in a criminal proceeding or been a party to any civil proceeding as a result of which it was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws, during the last 5 years.

         The controlling members and executive officers of the Oaktree Parties are listed below. The address of the principal business office of each controlling member and executive officer is 333 South Grand Avenue, 28th Floor, Los Angeles, California 90071.


         Executive Officers & Controlling Members
         ----------------------------------------
         Howard S. Marks            Chairman and Principal
         Bruce A. Karsh             President and Principal
         Russel S. Bernard          Principal
         Kevin L. Clayton           Principal
         John B. Frank              Principal and General Counsel
         Stephen A. Kaplan          Principal
         Larry W. Keele             Principal
         David Kirchheimer          Principal and Chief Financial and Administrative Officer
         David Richard Masson       Principal
         John W. Moon               Principal
         Sheldon M. Stone           Principal

         Portfolio Managers
         ------------------
         Stephen A. Kaplan          Principal
         Ronald Beck                Managing Director

CUSIP NO. 40274P109

         To the best of the Oaktree Parties' knowledge, each controlling member and executive officer of an Oaktree Party is a United States citizen and none of the Oaktree Parties' respective controlling members and executive officers have, during the last 5 years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to any civil proceeding as a result of which he was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         See Item 4 for a description of the Subscription Agreements and the purchase by Holdings of the Company's securities. The Oaktree Parties did not pay any additional consideration to Waggoner or any other party in connection with the execution of any of the other agreements described in Item 6.

Item 4.  Purpose of Transaction

         (a) (b) Pursuant to a Subscription Agreement dated February 28, 2005 (the "Series G Subscription Agreement"), between Holdings and the Company, Holdings purchased 81,000 shares of Series G Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Series G Preferred Stock") for a purchase price of $40,500,000. Pursuant to a Subscription Agreement dated February 28, 2005 (the "Series A Subscription Agreement"), between Holdings and GulfWest Oil & Gas Company, a wholly owned subsidiary of the Company, Holdings purchased 2,000 shares of the subsidiary's Series A Cumulative Exchangeable Preferred Stock, par value $0.01 per share ("Series A Preferred Stock") for a purchase price of $1,500,000.

         Pursuant to a Subscription Agreement dated February 28, 2005 (the "Second Series G Subscription Agreement" and collectively with the Series G Subscription Agreement and Series A Subscription Agreement, the "Subscription Agreements"), Holdings sold 4,300 shares of Series G Preferred Stock at a price of $500 a share, the same price at which Holdings acquired the shares, to a limited number of individuals consisting of management and related or affiliated parties. Allan D. Keel, Chief Executive Officer and President of the Company, is subject to restrictions on transfers of his shares of Series G Preferred Stock for a period of 2 years. Allan D. Keel and the other purchasers of Series G Preferred Stock are subject to a right of first offer in favor of Holdings, but not with respect to shares of Common Stock received upon conversion, and are required to convert their shares to Common Stock when Holdings and its affiliates convert their shares into Common Stock in the same proportion as Holdings and its affiliates.

         The description contained in this Item 4 of the transactions contemplated by the Subscription Agreements is qualified in its entirety by reference to the full text of the Subscription Agreements, which are incorporated herein by reference and filed as Exhibit 99(a), 99(b) and 99(c) hereto.

         (c) Not applicable.

         (d) Effective at the closing of the transactions contemplated by the Subscription Agreements, Scott Manolis, Marshall Smith and Thomas Kaetzer resigned as members of the Company's board of directors. Waggoner and John Loehr remained as directors of the Company and B. James Ford, Skardon F. Baker and Allan D. Keel were elected to fill the vacancies resulting from the resignation of such three directors. Under the terms of the Statement of Resolution governing the Series G Preferred Stock, the holders of that series have the right to elect a majority of the Company's board of directors.

CUSIP NO. 40274P109

         (e) The newly authorized Series G Preferred Stock purchased by Holdings ranks junior to the authorized and outstanding Cumulative Convertible Preferred Stock, Series F, of the Company (the "Series F Preferred Stock") as to dividends and liquidation, but senior to all other classes of capital stock of the Company. The Statement of Resolution governing the Series A Preferred Stock was amended to require the holders of the Series A Preferred Stock to exchange all their shares for either approximately 1,429 shares of Common Stock per share of Series A Preferred Stock or for one share of the newly authorized Series H Convertible Preferred Stock, par value $0.01 per share, of the Company (the "Series H Preferred Stock") per share of Series A Preferred Stock. The Series H Preferred Stock is convertible into Common Stock at a conversion price of $0.35 a share and ranks junior to the Series G Preferred Stock as to dividends and liquidation but senior to all other classes of preferred stock of the Company other than the Series F Preferred Stock. If no election is made by a holder of Series A Preferred Stock by March 15, 2005, such holder's shares of Series A Preferred Stock will automatically be exchanged for Common Stock. Both Waggoner and Holdings elected on February 28, 2005 to exchange their shares of Series A Preferred Stock for Series H Preferred Stock. The Series D Preferred Stock, par value $0.01 per share, which does not pay dividends, will remain of equal priority with the Cumulative Convertible Preferred Stock, Series E, par value $0.01 per share, of the Company (the "Series E Preferred Stock") as to liquidation.

                  There has been no change to the Company's dividend policy, although in connection with the transactions referred to above the terms of the Series E Preferred Stock were amended to provide for a 6%, rather than $30, annual dividend, expressed as a percentage of the stock's $500 liquidation value plus accrued and unpaid dividends, payable quarterly. As amended, dividends on the Series E Preferred Stock will accrue but not be paid until March 31, 2009, at which time the Company will commence quarterly dividend payments. Deferred dividends on the Series E Preferred Stock may be paid to the extent the board of directors elects to do so or dividends on the Series G Preferred Stock are paid for a quarter. Accrued dividends on the Series E Preferred Stock may be converted to Common Stock at a conversion price of $0.90. Accrued and unpaid deferred dividends are to be paid on liquidation or, at the Company's option, with the consent of the holders affected, at any time.

                  The Series G Preferred Stock provides for an 8% cash dividend, expressed as a percentage of the stock's $500 liquidation value plus accrued and unpaid dividends, which will accrue but not be paid until the dividend owing April 1, 2009 is required to be paid, at which time the Company will commence quarterly dividend payments. Deferred dividends may be paid to the extent the board of directors elects to do so. Accrued dividends on the Series G Preferred Stock may be converted to Common Stock at a conversion price of $0.90. Accrued and unpaid deferred dividends are to be paid on liquidation or, at the Company's option, with the consent of the holders affected, at any time.

                  Holders of the newly authorized Series H Preferred Stock are entitled to quarterly dividends of 10 shares of Common Stock per share of Series H Preferred Stock, or 40 shares of Common Stock annually per shares of Series H Preferred Stock.

                  Holders of both the Series G Preferred Stock and Series H Preferred Stock vote on an as-converted basis with the holders of the Common Stock.

         (f) None.

         (g) None.

CUSIP NO. 40274P109

         (h) None.

         (i) None.

         (j) The Oaktree Parties currently hold their interest in the Company for investment purposes. The Filing Parties intend to continuously evaluate the Company's businesses and prospects, alternative investment opportunities and all other factors deemed relevant in determining whether additional shares of the Company's securities will be acquired by the Filing Parties or by other accounts and investment funds of which Oaktree is the general partner and/or investment manager or whether the Filing Parties or any such other accounts or investment funds will dispose of shares of the Company's securities. At any time, additional shares of securities of the Company may be acquired or some or all of the shares of the Company's securities held by the Filing Parties may be sold, in either case in the open market, in privately negotiated transactions or otherwise. Except as otherwise disclosed herein, the Filing Parties currently have no plan or proposal, beneficially or otherwise, which would be related to or would result in any of the matters described in Items 4(a)-(j) of Schedule 13D; however, as part of their respective ongoing evaluation of this investment and investment alternatives, the Filing Parties may consider such matters and, subject to applicable law, may formulate a plan with respect to such matters, and, from time to time, any Filing Party may hold discussions with or make formal proposals to the management or the Board of Directors of the Company, other shareholders of the Company or other third parties regarding such matters.

Item 5.  Interest in Securities of Issuer

         (a) and (b) Waggoner beneficially owns, and as a result of the Share Transfer Restriction Agreement and Proxy (described in Item 6) may be deemed, solely for the purpose of Rule 13d-3 of the Securities Exchange Act of 1934 (the "Exchange Act"), to share with Holdings beneficial ownership and shared voting and dispositive power for 16,725,943 shares of the Common Stock, which includes 9,545,229 shares of Common Stock, options to purchase 20,000 shares of Common Stock, warrants to purchase 625,000 shares of Common Stock, 2,250,000 shares of Common Stock issuable upon the conversion of 9,000 shares of the Series E Preferred Stock, based upon a conversion price of $2.00, and 4,285,714 shares of Common Stock issuable upon the conversion of 3,000 shares of Series H Preferred Stock, based upon a conversion price of $0.35.

         Waggoner's current beneficial ownership represents approximately 62.04% of the shares of the Common Stock, based upon 19,779,319 shares of Common Stock issued and outstanding as of February 28, 2005, plus the 7,180,714 shares of Common Stock which may be received upon conversion of securities beneficially owned by Waggoner. In addition, as dividends accrue on the Series E Preferred Stock and are paid on the Series H Preferred Stock, Waggoner's beneficial ownership of Common Stock will increase.

         Holdings beneficially owns and has voting and dispositive power for 45,468,254 shares of the Common Stock, which includes 2,857,143 shares issuable upon the conversion of 2,000 shares of Series H Preferred Stock, based upon a conversion price of $.35, and 42,611,111 shares of Common Stock issuable upon the conversion of 76,700 shares of Series G Preferred Stock, based upon a conversion price of $0.90. In addition, as a result of the Share Transfer Restriction Agreement and Proxy, Holdings may be deemed, solely for the purpose of Rule 13d-3 of the Exchange Act, to share beneficial ownership with Waggoner and to have shared dispositive and voting power with Waggoner with respect to the 16,725,943 shares of Common Stock beneficially owned by Waggoner.

         Holdings' current beneficial ownership may be deemed to represent approximately 85.87% of the shares of the Common Stock, based upon 19,779,319 shares of Common Stock issued and outstanding as of February 28, 2005, plus 52,648,968 shares of Common Stock which may be received upon conversion of securities beneficially owned (or which may be deemed beneficially owned) by Holdings. In addition, as dividends accrue on the Series G Preferred Stock and are paid on the Series H Preferred Stock, Holdings' beneficial ownership of Common Stock will increase.

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CUSIP NO. 40274P109

         OCM Fund is the managing member of Holdings. OCM GP is the general partner of OCM Fund. Oaktree is the managing member of OCM GP. By virtue of their relationship to Holdings each of OCM Fund, OCM GP, Oaktree and the individuals listed in Item 2(b) may be deemed to beneficially own and share voting and dispositive power with respect to the shares held of record or beneficially owned (or deemed beneficially owned) by Holdings, and therefore may be deemed to share beneficial ownership with Holding's of approximately 85.87% of the Common Stock solely for the purposes of Section 13d-3 of the Exchange Act. Each of Waggoner, OCM GP, Oaktree and the individuals listed in Item 2(b) disclaims beneficial ownership of the securities reported herein, except to the extent of their respective pecuniary interest, and the filing of this Statement shall not be construed as an admission that any such person is the beneficial owner of any such securities.

         Further, as of the date hereof, Bargus Partnership, Douglas Moreland and Star-Tex Trading Co., shareholders of the Company, together with Waggoner and Holdings, represent, to the best of the Filing Parties' knowledge, in the aggregate 64,672,768 shares of Common Stock, or approximately 86.33% of the Common Stock, based upon 19,779,319 shares of Common Stock issued and outstanding as of February 28, 2005, plus 55,077,539 shares of Common Stock which may be received upon conversion of securities beneficially owned (or which may be deemed beneficially owned) by Waggoner and Holdings and the three parties referred to above (which three parties executed the Omnibus and Release Agreement, described in Item 6). In addition, the purchasers of the Series G Preferred Stock pursuant to the Second Series G Subscription Agreement, together with Holdings, represent, to the best of the Filing Parties' knowledge, in the aggregate 64,583,086 shares of Common Stock, or approximately 86.32% of the Common Stock, based upon 19,779,319 shares of Common Stock issued and outstanding as of February 28, 2005, plus 55,037,857 shares of Common Stock which may be received upon conversion of securities beneficially owned (or which may be deemed beneficially owned) by Holdings and such purchasers.

         The Filing Parties, together with certain other shareholders of the Company referred to herein that are parties to the Omnibus and Release Agreement or any other agreement described herein, may constitute a "group" for purposes of Rule 13d-5 under the Exchange Act with respect to their respective beneficial ownership of the shares of Common Stock at the time of the applicable event requiring disclosure in this Schedule. Each Filing Party disclaims the existence of a "group" and disclaims beneficial ownership of all shares of the Common Stock other than any shares reported herein as being held of record by it. The filing of this Schedule shall not constitute an admission that the Filing Parties and such persons constitute a "group" for purposes of Rule 13d-5 promulgated under the Act.

         (c) Except as set forth herein, to the knowledge of the Filing Parties, with respect to the other persons named in response to paragraph (a), none of the persons named in response to paragraph (a) has effected any transactions in shares of the Common Stock during the past 60 days.

         (d) None.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer

         Subscription Agreements

         See Item 4 with respect to the Subscription Agreements. Copies of the Subscription Agreements are attached hereto as Exhibit 99(a), 99(b) and 99(c).

         Share Transfer Restriction Agreement and Irrevocable Proxy

CUSIP NO. 40274P109

         Waggoner has entered into a Share Transfer Restriction Agreement, dated February 28, 2005 (the "Share Transfer Restriction Agreement") with Holdings, pursuant to which he agreed to deliver to Holdings an Irrevocable Proxy (the "Proxy") coupled with an interest with respect to his shares of Common Stock, Series E Preferred Stock and Series H Preferred Stock thereby allowing Holdings to vote such shares at any time in favor of reincorporating the Company in Delaware by merging the Company into a wholly owned Delaware subsidiary (the "Merger") or, if the Merger is not consummated by December 31, 2005, in favor of the conversion of certain of the Series G Preferred Stock into New Preferred Stock (as defined below) (the first to occur being referred to as the "Termination Date"). The proxy also grants Holdings a proxy with additional rights with respect to the Series H Preferred Stock until such time as all the Series H Preferred Stock has converted into Common Stock.

         Waggoner, pursuant to the terms of the Share Transfer Restriction Agreement, is subject to restrictions on the disposition or transfer of the economic or voting rights of the capital stock owned by him, including prohibitions on transfers of shares of capital stock or entering into any swap, option, future, forward or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of any such capital stock, without the consent of Holdings.

         The Proxy and the restrictions on disposition in the Share Transfer Restriction Agreement terminate upon the Termination Date, other than with respect to the shares of Series H Preferred Stock held by Waggoner.

         In addition, Waggoner agreed to exchange his shares of Series A Preferred Stock for Series H Preferred Stock pursuant to the amended terms of the Series A Preferred Stock Statement of Resolution and is required to convert any shares of Series H Preferred Stock he owns into Common Stock in the same proportion as that converted by Holdings or its affiliates.

         The description contained in this Item 6 of the transactions contemplated by the Share Transfer Restriction Agreement and form of Proxy are qualified in their entirety by reference to the full text of the Share Transfer Restriction Agreement and form of Proxy, both of which are incorporated herein by reference and filed as Exhibit 99(d) hereto.

         Shareholders Rights Agreement

         Holdings and the Company have entered into a Shareholders Rights Agreement (the "Shareholders Rights Agreement") dated February 28, 2005 providing Holdings with up to four demand registrations with respect to shares of Series G Preferred Stock and Common Stock upon the request of holders holding 50% or more of the registrable securities on an as converted basis, and unlimited piggyback registration rights.

         Pursuant to the Shareholders Rights Agreement, Holdings is entitled to receive monthly financial reports, an annual business plan and operating budget of the Company, periodic filings and other information, in addition to board observation rights. Further, the Shareholders Rights Agreement subjects the Company to various restrictive covenants affecting operation of its business.

         Under the Shareholders Rights Agreement Holdings has a right of first refusal to purchase any additional securities proposed to be purchased by a third party from the Company.

         If the Merger does not occur by July 30, 2005, the Company is required to make additional payments on the Series G Preferred Stock in the amount of $80 per share per annum until the Merger occurs or a number of shares of Series G Preferred Stock are converted into a new series of Company preferred stock ("New Preferred Stock") substantially similar to the Series G Preferred Stock except that (i) it will not have the right to vote, (ii) it will be redeemable at the holder's option on January 15, 2008, and if not redeemed the dividend will increase to 14%, (iii) it will not be convertible, (iv) it will bear a quarterly dividend at an annual rate of 12%, and (v) it will be optionally redeemable by the Company at any time. The Company is required to use its best efforts to convert certain of the shares of Series G Preferred Stock into New Preferred Stock if the Merger has not occurred by December 31, 2005.

CUSIP NO. 40274P109

         The description contained in this Item 6 of the transactions contemplated by the Shareholders Rights Agreement is qualified in its entirety by reference to the full text of the Shareholders Rights Agreement, which is incorporated herein by reference and filed as Exhibit 99(e) hereto.

         Omnibus and Release Agreement

         Pursuant to an Omnibus and Release Agreement ("Omnibus and Release Agreement"), among Holdings, the Company and certain shareholders of the Company, dated February 28, 2005, such shareholders are prohibited from, directly or indirectly, entering into any swap, option, future, forward or other similar agreement that transfers, in whole or in part, any of the economic consequences of ownership of any Series H Preferred Stock or Common Stock, although such holders may sell the Common Stock or, after February 28, 2007, the Series H Preferred Stock. After February 28, 2007 Holdings and its affiliates have a right of first refusal to acquire any Series H Preferred Stock if a third party offers to acquire that stock, and the signatories to the Omnibus and Release Agreement have piggyback registration rights with respect to shares of Common Stock listed on Schedule I thereto or issued as a dividend on the Series H Preferred Stock. Shareholders (other than Holdings) of the Company that are party to the Omnibus and Release Agreement have agreed to vote in favor of the Merger. The restrictions imposed upon the shareholders of the Company that have executed the Omnibus and Release Agreement do not apply to shares of Common Stock owned by these shareholders, whether received upon conversion of the Series H Preferred Stock or otherwise, except as disclosed above.

         The description contained in this Item 6 of the transactions contemplated by the Omnibus and Release Agreement is qualified in its entirety by reference to the full text of the Omnibus and Release Agreement, which is incorporated herein by reference and filed as Exhibit 99(f) hereto.

         Oaktree, as the investment manager of OCM Fund, receives a management fee for managing the assets of OCM Fund. OCM GP, as the general partner of OCM Fund, has a carried interest in OCM Fund.

         Other than as described herein to the Filing Parties' knowledge, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits

         99(a) Subscription Agreement for the Series G Preferred Stock, dated February 28, 2005, between Holdings and the Company

         99(b) Subscription Agreement for the Series A Preferred Stock, dated February 28, 2005, between Holdings and the Company

         99(c) Subscription Agreement for the Series A Preferred Stock, dated February 28, 2005, among Holdings and certain individuals identified on the signature page thereto

         99(d) Share Transfer Restriction Agreement, dated February 28, 2005, between Holdings and J. Virgil Waggoner

         99(e)    Shareholders  Rights  Agreement,   dated  February  28,  2005,
                  between Holdings and the Company

CUSIP NO. 40274P109

         99(f) Omnibus and Release Agreement, dated February 28, 2005, among the Company, Holdings and certain of the shareholders of the Company

         99(g) Joint Filing Agreement, dated February 28, 2005, among the Oaktree Parties and J. Virgil Waggoner

CUSIP NO. 40274P109

                                   SIGNATURES


         After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  February 28, 2005


                               OCM GW HOLDINGS, LLC

                               By: OCM Principal Opportunities Fund III, L.P.,
                                   its managing member

                               By: OCM Principal Opportunities Fund III GP, LLC,
                                   its general partner

                               By: Oaktree Capital Management, LLC, its
                                   managing member


                               By:  /s/ Stephen A. Kaplan
                                   ---------------------------------------------
                                   Name:  Stephen A. Kaplan
                                   Title: Principal


                               OCM PRINCIPAL OPPORTUNITIES FUND III, L.P.

                               By: OCM Principal Opportunities Fund III GP, LLC,
                                   its general partner

                               By: Oaktree Capital Management, LLC, its managin
                                   member


                               By:  /s/ Stephen A. Kaplan
                                   ---------------------------------------------
                                   Name:  Stephen A. Kaplan
                                   Title: Principal

CUSIP NO. 40274P109

                               OCM PRINCIPAL OPPORTUNITIES FUND III GP, LLC

                               By: Oaktree Capital Management, LLC, its managing
                                   member


                               By:  /s/ Stephen A. Kaplan
                                   ---------------------------------------------
                                   Name:  Stephen A. Kaplan
                                   Title: Principal




                               OAKTREE CAPITAL MANAGEMENT, LLC


                               By:  /s/ Stephen A. Kaplan
                                   ---------------------------------------------
                                   Name:  Stephen A. Kaplan
                                   Title:    Principal

CUSIP NO. 40274P109

                                   /s/ J. Virgil Waggoner
                                   ---------------------------------------------
                                   J. Virgil Waggoner

                                  Exhibit Index
                                  -------------

                  Name of Exhibit
                  ---------------

         99(a) Subscription Agreement for the Series G Preferred Stock, dated February 28, 2005, between Holdings and the Company

         99(b) Subscription Agreement for the Series A Preferred Stock, dated February 28, 2005, between Holdings and the Company

         99(c) Subscription Agreement for the Series A Preferred Stock, dated February 28, 2005, between Holdings and certain individuals identified on the signature page thereto

         99(d) Share Transfer Restriction Agreement, dated February 28, 2005, between Holdings and J. Virgil Waggoner

         99(e)    Shareholders  Rights  Agreement,   dated  February  28,  2005,
                  between Holdings and the Company

         99(f) Omnibus and Release Agreement, dated February 28, 2005, among the Company, Holdings and certain of the shareholders of the Company

         99(g) Joint Filing Agreement, dated February 28, 2005, among the Oaktree Parties and J. Virgil Waggoner